SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. ____ )


                                TELKOM SA LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Ordinary Shares, par value of R10.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      None

               (however, the CUSIP for American Depositary Shares
                   representing Ordinary Shares is 879603108)
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  March 4, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [    ]   Rule 13d-1(b)
         [    ]   Rule 13d-1(c)
         [ x  ]   Rule 13d-1(d)



                         (continued on following pages)
                                Page 1 of 9 Pages

--------------------------------------------------------------------------------
CUSIP NO. None (however, the CUSIP for American      13G       Page 2 of 9 Pages
Depositary Shares representing Ordinary Shares is
879603108)
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                         SBC COMMUNICATIONS INC.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             43-1301883

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

--------------------------------------------------------------------------------
       NUMBER OF         5     SOLE VOTING POWER                               0
        SHARES
     BENEFICIALLY        6     SHARED VOTING POWER                   167,109,545
       OWNED BY
         EACH            7     SOLE DISPOSITIVE POWER                          0
       REPORTING
        PERSON           8     SHARED DISPOSITIVE POWER              167,109,545
         WITH

--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                   167,109,545

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                                 [   ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 30%

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON                                            HC

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. None (However, the CUSIP for American    13G         Page 3 of 9 Pages
Depositary Shares representing Ordinary Shares is
879603108)
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                         SBC INTERNATIONAL, INC.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
--------------------------------------------------------------------------------
       NUMBER OF         5     SOLE VOTING POWER                               0
        SHARES
     BENEFICIALLY        6     SHARED VOTING POWER                   167,109,545
       OWNED BY
         EACH            7     SOLE DISPOSITIVE POWER                          0
       REPORTING
        PERSON           8     SHARED DISPOSITIVE POWER              167,109,545
         WITH
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                    167,109,545
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                  [   ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  30%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON                                             CO
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. None (However, the CUSIP for American     13G       Page 3 of 9 Pages
Depositary Shares representing Ordinary Shares is
879603108)
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                    THINTANA COMMUNICATIONS, LLC
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
--------------------------------------------------------------------------------
       NUMBER OF         5     SOLE VOTING POWER                               0
        SHARES
     BENEFICIALLY        6     SHARED VOTING POWER                   167,109,545
       OWNED BY
         EACH            7     SOLE DISPOSITIVE POWER                          0
       REPORTING
        PERSON           8     SHARED DISPOSITIVE POWER              167,109,545
         WITH
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                    167,109,545
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                  [   ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                30%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON                                             CO

--------------------------------------------------------------------------------

                                                              Page 5 of 9 Pages


                                  SCHEDULE 13G



Item 1(a).   Name of Issuer:

             Telkom SA Limited

Item 1(b).   Address of Issuer's Principal Executive Offices:

             Telkom Towers North, 152 Proes Street, Pretoria, 0002, The Republic of South Africa

Item 2(a).   Names of Persons Filing:

         SBC Communications Inc. ("SBC"), its wholly-owned direct subsidiary, SBC International, Inc. ("SBCI"), and its partially-owned indirect subsidiary, Thintana Communications, LLC ("Thintana") is one of the managing members of the Issuer. All securities of the issuer are held indirectly by SBC and directly by Thintana.

Item 2(b).   Address of Principal Business Office:

             SBC Communications Inc.
             175 E. Houston
             San Antonio, Texas 78205-2233

             SBC International, Inc.
             #2 Read's Way, Corporate Commons, Suite 228
             New Castle, Delaware 19720

             Thintana Communications LLC
             #2 Read's Way, Corporate Commons, Suite 228
             New Castle, Delaware 19720


Item 2(c).   Citizenship:

             SBC and SBCI are incorporated in the State of Delaware. Thintana is a Delaware Limited Liability Company.

Item 2(d).   Title of Class of Securities:

             Ordinary Shares, par value R10.00 ("Shares")

                                                               Page 6 of 9 Pages
Item 2(e).        CUSIP Number:

         None (however, the CUSIP for American Depositary Shares representing the Shares is 879603108).

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

         Not applicable.

Item 4.  Ownership:

         (a) Amount beneficially owned:

         SBC Communications indirectly owns 60% of Thintana. Thintana owns 30% of Telkom SA Ltd. The total number of shares that Thintana owns includes 167,109,545 Shares and one class B ordinary share. The class B share is convertible into Shares upon the earlier of: (1) eight years from the date of listing of the Shares upon the New York Stock Exchange, or (2) when Thintana owns less than 5 percent of the Shares. Either member of Thintana can approve the disposition of the Shares.

         (b) Percent of class:                                          30%

         The above percentage is based upon 557,031,817 Shares and one class A and one class B ordinary share.

(c) Thintana and the Government of South Africa (the "Government") have entered into a Shareholders Agreement (the "Agreement") concerning voting and disposition of the Shares. The Government and Thintana have agreed to meet prior to any general meetings of ordinary shareholders to attempt to reach a consensus to every item that is on the agenda for the relevant meeting. If a consensus is not reached, each of the Government and Thintana is free to vote its ordinary shares as it deems fit, unless the relevant matter is a shareholder-reserved matter. If a consensus is not reached on a shareholder-reserved matter, Thintana can require the Government to vote against the relevant shareholder-reserved matter. Both the Government and Thintana have a right of first offer to any transfer of Shares to a third party, other than pursuant to a listed public offering or transfers of exempted brokers' transaction or block trades under U.S. and South African securities law.

                                                              Page 7 of 9 Pages

   Number of shares as to which such person has:

  (i) Sole power to vote or to direct the vote:                         0 Shares
  (ii) Shared power to vote or to direct the vote:            167,109,545 Shares
  (iii) Sole power to dispose or to direct the disposition of:          0 Shares
  (iv) Shared power to dispose or direct the disposition of:  167,109,545 Shares

Item 5.  Ownership of Five Percent or Less Of A Class:

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not applicable.

Item 9.  Notice of Dissolution Of Group:

         Not applicable.

Item 10. Certifications:

         Not applicable.

                                                               Page 8 of 9 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         SBC COMMUNICATIONS INC.



Dated:  March 14, 2003              By:  James S. Kahan
                                         James S. Kahan
                                         Senior Executive Vice President -
                                         Corporate Development



                                         SBC INTERNATIONAL, INC.



Dated:  March 14, 2003              By:  James S. Kahan
                                         James S. Kahan
                                         Executive Vice President - Development


                                         THINTANA COMMUNICATIONS, LLC



Dated:  March 14, 2003              By:  Jonathan Klug
                                         Jonathan Klug
                                         Manager

                                                              Page 9 of 9 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with SBC, SBCI and Thintana on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to ordinary shares, par value R10.00, of Telkom SA Limited, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of March 2003.


                                         SBC COMMUNICATIONS INC.


Dated:  March 14, 2003              By:  James S. Kahan
                                         James S. Kahan
                                         Senior Executive Vice President -
                                         Corporate Development


                                         SBC INTERNATIONAL, INC.


Dated:  March 14, 2003              By:  James S. Kahan
                                         James S. Kahan
                                         Executive Vice President - Development



                                         THINTANA COMMUNICATIONS, LLC


Dated:  March 14, 2003              By:  Jonathan Klug
                                         Jonathan Klug
                                         Manager